Mail Stop 4561

July 11, 2007

VIA U.S. MAIL AND FAX (516) 869-7250

Michael Pappagallo
Executive Vice President and Chief Financial Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042

> **Re:** **Kimco Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2007**
> **Filed May 8, 2007**
> **File No. 1-10899**

Dear Mr. Pappagallo:

We have reviewed your response letter dated July 9, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Statements of Income, page 72

1.  We have reviewed your response to comment number 2. Please tell us specifically what the Company intends to do to "address" all uncaptioned subtotals on the face of the Consolidated Statements of Income. Within your response, please address the provisions of Item 10(e)(1)(ii)(C) of Regulation S-K.

Note 7. Investments and Advances in Real Estate Joint Ventures

Kimco Prudential Joint Venture, page 92

2.  We have reviewed your response to our prior comment 6. Please confirm to us that you will revise your disclosure in future filings to include similar information at the same level of detail that was provided in your most recent response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief